Exhibit 99.1

MGP BREIT VENTURE 1 LLC
Consolidated Financial Statements as of December 31, 2021 and 2020, and for the year ended December 31, 2021, and for the period from February 14, 2020 (Date of Inception) through December 31, 2020 and Independent Auditor’s Report

MGP BREIT VENTURE 1 LLC AND SUBSIDIARIES

I N D E X

Page
Independent Auditor’s Report	i
Consolidated Balance Sheets as of December 31, 2021 and 2020	1
Consolidated Statements of Operations for the year ended December 31, 2021 and for the period from February 14, 2020 (Date of Inception) to December 31, 2020	2
Consolidated Statements of Cash Flows for the year ended December 31, 2021 and for the period from February 14, 2020 (Date of Inception) to December 31, 2020	3
Consolidated Statements of Members’ Capital for the year ended December 31, 2021 and for the period from February 14, 2020 (Date of Inception) to December 31, 2020	4
Notes to Consolidated Financial Statements	5
Schedule III	10

INDEPENDENT AUDITOR’S REPORT

To the Members of MGP BREIT Venture 1 LLC

Opinion

We have audited the consolidated financial statements of MGP BREIT Venture 1 LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, members’ capital, and cash flows for the year ended December 31, 2021, and for the period from February 14, 2020 (Date of Inception) through December 31, 2020, and the related notes to the consolidated financial statements and financial statement schedule III (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021, and for the period from February 14, 2020 (Date of Inception) through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

February 8, 2022

i

MGP BREIT VENTURE 1 LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
	December 31,	December 31,
	2021	2020
ASSETS
Real estate investments, net	$4,439,851	$4,523,638
Cash and cash equivalents	16	15
Indefinite-lived intangible assets	5,603	5,603
Deferred rent receivable	187,581	89,723
Total assets	$4,633,051	$4,618,979

LIABILITIES AND MEMBERS' CAPITAL
Liabilities
Debt, net	$2,994,782	$2,994,269
Accrued interest and other	8,018	7,811
Total liabilities	3,002,800	3,002,080

Members' capital	1,630,251	1,616,899
Total liabilities and members' capital	$4,633,051	$4,618,979

The accompanying notes are an integral part of these consolidated financial statements.

MGP BREIT VENTURE 1 LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

		For the period from
		February 14, 2020
		(Date of Inception)
	Year Ended	through
	December 31, 2021	December 31, 2020
Revenue
Rental revenue	$394,725	$346,482
Total revenue	394,725	346,482

Expenses
Depreciation	83,714	73,518
General and administrative	957	589
Loss on disposal	73	—
Total expenses	84,744	74,107

Other expense
Interest expense	(108,735)	(94,618)
Total other expense	(108,735)	(94,618)

Net income	$201,246	$177,757

The accompanying notes are an integral part of these consolidated financial statements.

MGP BREIT VENTURE 1 LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31, 2021	For the period from February 14, 2020 (Date of Inception) through December 31, 2020
Cash flows from operating activities
Net income	$201,246	$177,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83,714	73,518
Amortization of debt issuance costs	513	452
Loss on disposal	73	—
Changes in operating assets and liabilities:
Deferred rent receivable	(97,858)	(89,723)
Accrued interest and other	207	7,811
Net cash provided by operating activities	187,895	169,815

Cash flows from investing activities
Acquisition of Properties	—	(3,800,759)
Net cash used in investing activities	—	(3,800,759)

Cash flows from financing activities
Contributions from Sponsor Member	—	798,798
Distributions to Members	(187,894)	(161,656)
Proceeds from debt issuance	—	3,000,000
Payments of debt issuance costs	—	(6,183)
Net cash provided by (used in) financing activities	(187,894)	3,630,959

Cash and cash equivalents and restricted cash
Net increase for the period	1	15
Balance, beginning of period	15	—
Balance, end of period	$16	$15

Supplemental disclosure
Cash interest paid	$108,222	$86,457
Non-cash investing/financing activity
Issuance of equity to Managing Member as consideration for Properties	$—	$802,000

The accompanying notes are an integral part of these consolidated financial statements.

MGP BREIT VENTURE 1 LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL
(In thousands)

Balance as of February 14, 2020 (Date of Inception)	$—
Initial capital contribution	1,600,798
Distributions to Members	(161,656)
Net income	177,757
Balance as of December 31, 2020	1,616,899
Distributions to Members	(187,894)
Net income	201,246
Balance as of December 31, 2021	$1,630,251

The accompanying notes are an integral part of these consolidated financial statements.

MGP BREIT VENTURE 1 LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization. MGP BREIT Venture 1 LLC (together with its wholly owned subsidiaries, the “Company”) is a Delaware limited liability company that was formed in February 2020. The Company is 50.1% owned by a subsidiary of MGM Growth Properties LLC (MGP) and 49.9% owned by a subsidiary of Blackstone Real Estate Investment Trust Inc. (BREIT). MGP is the “Managing Member” and BREIT is the “Sponsor Member” and, together, the “Members.”

Nature of business. The Company was formed for the purposes of acquiring, owning, financing, leasing and maintaining, operating and otherwise dealing with the real estate assets of MGM Grand Las Vegas and Mandalay Bay (including Mandalay Place) (collectively the “Properties”). The Properties were acquired by the Company as part of its formation on February 14, 2020 (“Date of Inception”). Additionally, the Company entered into a lease with a subsidiary of MGM Resorts International (“MGM”) for use of the Properties. Refer to Note 6 for additional details on this lease.

COVID-19. On March 17, 2020, the Properties temporarily closed to the public pursuant to state and local government requirements as a result of the unprecedented public health crisis from the novel coronavirus (“COVID-19”) pandemic. MGM Grand Las Vegas re-opened on June 4, 2020 and Mandalay Bay re-opened on July 1, 2020. In addition, the tenant temporarily closed the hotel tower operations at Mandalay Bay midweek, with the casino, restaurants, and certain other amenities remaining open throughout the week, starting November 30, 2020 with full week hotel tower operations resuming on March 3, 2021. Upon re-opening, the Properties continued to operate without certain amenities and subject to certain occupancy limitations. During 2021, Nevada eased and removed prior operating restrictions, including capacity and occupancy limits as well as social distancing policies.

Although the Properties have re-opened, in light of the unpredictable nature of the pandemic, including the emergence and spread of COVID-19 variants, the Properties may be subject to new operating restrictions or temporary, complete, or partial shutdowns in the future. At this time, the Company cannot predict whether local, state, or the federal government will adopt similar or more restrictive measures in the future than in the past, including stay-at-home orders or the temporary closure of all or a portion of the Properties as a result of the pandemic.

Despite the aforementioned uncertainties and as it relates to the impact of the COVID-19 pandemic, the tenant continues to make rental payments in full and on time and the Company believes the tenant’s (together with MGM’s) liquidity position is sufficient to cover their expected rental obligations for the foreseeable future. Accordingly, while the Company does not anticipate an impact on its operations, the Company cannot estimate the duration of the pandemic and potential impact on the business if the reopened Properties will be required to close again, or if the tenant (or MGM) is otherwise unable or unwilling to make rental payments.

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Management’s use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used by management in determining the useful lives of real estate investments, the initial valuations and underlying allocations upon acquisition, and the determination of fair value of the Properties for impairment assessments. Actual results could differ from those estimates.

Real estate investments. Real estate investments consist of land, buildings, improvements and integral equipment. Costs of maintenance and repairs to real estate investments are the responsibility of the tenant under the lease. See Note 3 for accounting for the acquisition of real estate.

Management assesses impairment of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management uses an estimate of future undiscounted cash flows of the related asset based on its intended use to determine whether the carrying value is recoverable. If the Company determines that the carrying value of an asset is not recoverable, the fair value of the asset is estimated and an impairment loss is recorded to the extent the carrying value exceeds estimated fair value. Management estimates fair value using discounted cash flow models, market appraisals if available, and other market participant data. During the year ended December 31, 2021 and the period from February 14, 2020 (Date of Inception) through December 31, 2020, no impairment charges were recorded.

Depreciation. Depreciation expense is recognized over the useful lives of real estate investments by applying the straight-line method over the following estimated useful lives, which are periodically reviewed:

Buildings and improvements	10 to 43 years
Land improvements	5 to 15 years
Integral equipment	3 to 10 years

Cash and cash equivalents. Cash and cash equivalents represent cash held in banks and on hand.

Indefinite-lived intangible assets. Indefinite-lived intangible assets consist of water rights at the Properties. Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. No impairments were indicated or recorded as a result of the annual impairment review for indefinite-lived intangible assets for the year ended December 31, 2021 or the period from February 14, 2020 (Date of Inception) through December 31, 2020.

Accounting guidance provides entities the option to perform a qualitative assessment of indefinite-lived intangible assets (commonly referred to as “step zero”) in order to determine whether further impairment testing is necessary. In performing the step zero analysis, the Company considers macroeconomic conditions, industry, and market considerations, current and forecasted financial performance, and entity-specific events. In addition, the Company takes into consideration the amount of excess of fair value over carrying value determined in the last quantitative analysis that was performed, if applicable, as well as the period of time that has passed since the last quantitative analysis. If the step zero analysis indicates that it is more likely than not that the fair value is less than its carrying amount, the entity would proceed to a quantitative analysis.

Under the quantitative analysis, water rights are tested for impairment using a discounted cash flow approach. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference.

Debt issuance costs. The Company records debt issuance costs, which include legal and other direct costs related to the issuance of debt, as a direct deduction from the carrying value of the associated debt liability. The capitalized costs are amortized to interest expense over the contractual term of the debt.

Revenue recognition and deferred revenue. Rental revenues for the Company’s lease, which is accounted for as an operating lease, are recognized on a straight-line basis over the non-cancelable term, which includes the initial lease term of thirty years and does not include the renewal options, for all contractual revenues that are determined to be fixed and measurable, payment has been received, or collectability is probable. The difference between such rental revenue earned and the cash rent due under the provisions of the lease is recorded as deferred rent receivable or as deferred revenue if the cash rent due exceeds rental revenue earned.

Distributions. Cash available for distribution shall be apportioned between the Members in proportion to their respective percentage interests.

Concentrations of credit risk. As of December 31, 2021, all of the Company’s Properties have been leased to a subsidiary of MGM, and all of the Company’s revenues are derived from such lease.

Fair value measurements. Fair value measurements are utilized in the accounting of the Company’s assets acquired and liabilities assumed. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs. The Company used Level 2 inputs for its debt fair value disclosures (see Note 5) and Level 3 inputs when assessing the fair value of the assets acquired and liabilities assumed within the Properties’ purchase price allocation (see Note 3).
Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the consolidated financial statements.

Subsequent events. Management has evaluated subsequent events through February 8, 2022, the date these consolidated financial statements were available to be issued and has not identified any such events.

NOTE 3 – ACQUISITION OF PROPERTIES

On February 14, 2020, the Company acquired the real estate assets of the Properties, which was accounted for as an asset acquisition under ASC 805 for total consideration of $4.6 billion. The fair value of consideration consisted of cash paid of $2.5 billion, which is inclusive of acquisition costs of $2.8 million, the issuance of equity of $802 million, and the repayment of bridge facility indebtedness assumed of $1.3 billion.

The Company recognized 100% of the assets and liabilities at fair value on the date of acquisition. Under the acquisition method, the fair value was allocated to the assets acquired in the transaction based on their relative fair values on the date of acquisition. The Company estimated fair value using level 3 inputs, which are unobservable inputs.

The following table sets forth the purchase price allocation (in thousands):

Real estate investments	$4,597,156
Indefinite-lived intangible asset	5,603
$4,602,759

The Company recognized the identifiable intangible asset at fair value. The estimated fair value of the intangible asset, which is for water rights, was determined using methodologies under the income approach based on significant inputs that were not observable.

NOTE 4 – REAL ESTATE INVESTMENTS, NET

Real estate investments, net consisted of the following:

	December 31,	December 31,
	2021	2020
	(In thousands)
Land and improvements	$1,575,394	$1,575,394
Building and building improvements	2,955,907	2,954,194
Furniture, fixtures, and equipment	65,380	65,380
Construction in progress	402	2,188
	4,597,083	4,597,156
Less: Accumulated depreciation	(157,232)	(73,518)
Real estate investments, net	$4,439,851	$4,523,638

NOTE 5 –DEBT

Debt, net consisted of the following:

	December 31,	December 31,
	2021	2020
	(In thousands)
Principal amount of indebtedness	$3,000,000	$3,000,000
Less: Unamortized debt issuance costs	(5,218)	(5,731)
Debt, net	$2,994,782	$2,994,269

Debt. At December 31, 2021, the Company’s debt consisted of $3.0 billion of principal amount of indebtedness. The terms of the loan agreement include a maturity date of March 2032 with an anticipated repayment date of March 2030 (as defined within the loan agreement). During 2020, the Company and its lenders amended its debt agreement, which resulted in increases in the interest rate from 3.308% to 3.438% as of March 30, 2020 and to 3.558% as of May 1, 2020. As of December 31, 2021, the interest rate on the term loan was 3.558%. Interest expense was $108.7 million for the year ended December 31, 2021 and $94.6 million for the period ended December 31, 2020.

The indebtedness contains customary representations and warranties, events of default, and positive, negative, and financial covenants. The Company was in compliance with its debt covenants as of December 31, 2021.

The indebtedness is secured by substantially all the assets of the Properties. Mandatory prepayments of the principal will be required upon the occurrence of the receipt of cash in certain instances not in the ordinary course of business, subject to certain exceptions.

MGM provides a shortfall guarantee of the principal amount of the indebtedness and any interest accrued and unpaid thereon. The terms of the shortfall guarantee provide that after the lenders have exhausted certain remedies to collect on the obligations under the indebtedness, MGM would then be responsible for any shortfall between the value of the collateral and the debt obligation.

The Members provide a guarantee for the losses incurred by the lenders of the indebtedness arising out of certain bad acts by either Member or the Company, such as fraud or willful misconduct, based on the Member’s percentage ownership of the Company. This guarantee is capped at 10% of the principal amount outstanding at the time of the loss. The Members have separately indemnified each other for the other Member’s share of the overall liability exposure, if at fault.

The Company’s loan agreement requires that a tenant EBITDAR to cash interest ratio is maintained above a specified level. If this ratio is not met for two consecutive fiscal quarters, then the Company will be unable to distribute excess cash flows to the Members unless and until an excess cash flow guarantee is provided. The ratio was not met for the two consecutive quarters ended December 31, 2020, and, as a result, in April 2021, the Members each delivered an excess cash flow guarantee to the lenders covering all distributions since January 1, 2021. The guarantee provides that the Company may distribute an aggregate amount of cash not to exceed 9.9% of the principal amount of the Company’s outstanding indebtedness under the loan agreement, after which distributions must remain at the Company in a restricted cash account until such time as the tenant EBITDAR to cash interest ratio is met for two consecutive quarters. In addition, in the event of a default under the loan agreement while the ratio is not met, the Members may be required to return their respective share of distributions received during the period covered by the guarantee.

Fair value of debt. The estimated fair value of the indebtedness was $3.0 billion at both December 31, 2021 and 2020.

NOTE 6 – LEASES

Lease. Pursuant to a lease agreement between a subsidiary of MGM and the Company, a subsidiary of MGM leases the Properties from the Company. The lease has an initial term of thirty years that began on February 14, 2020 with two subsequent ten-year renewal periods, exercisable at the tenant’s option. The initial term of the lease provides for a fixed 2% escalator to rent for the first fifteen years and, thereafter, an escalator equal to the greater of 2% and the consumer price index increase during the prior year, subject to a cap of 3%. As a result of the fixed 2% escalator that went into effect on March 1, 2021 in connection with the commencement of the second lease year, annual cash rent payments increased to $298 million. MGM guarantees the tenant’s performance and payments under the lease.

The Company does not consider the renewal options reasonably certain of being exercised and, accordingly, has determined the lease term to be 30 years. In consideration of such, the Company determined the expected lease term of 30 years to be less than 75% of the economic useful life of the Properties. Further, using the implicit rate, the Company determined that the present value of the future lease payments is less than 90% of the fair market value of the Properties. Accordingly, in consideration of these lease classification tests, as well as the fact that the lease does not transfer ownership of the assets back to the tenant at the end of the lease term or grant the tenant a purchase option, and the real estate assets have alternative uses at the end of the lease term, the Company classified the lease as an operating lease.

Straight-line rental revenues from the lease were $394.7 million for the year ended December 31, 2021 and $346.5 million for the period from February 14, 2020 (Date of Inception) through December 31, 2020.

Future non-cancelable minimum rental cash payments, which are payments under the initial 30-year term through February 28, 2050 and do not include the two ten-year renewal options are as follows as of December 31, 2021:

For the year ending December 31,	(In thousands)
2022	$302,804
2023	308,860
2024	315,037
2025	321,338
2026	327,765
Thereafter	9,729,875
Total future minimum lease payments	$11,305,679

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation. In the ordinary course of business, from time to time, the Company expects to be subject to legal claims and administrative proceedings, none of which are currently outstanding, which the Company believes could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial conditions or results of operations, liquidity, or cash flows.

SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2021
(in thousands)

		Acquisition Costs		Costs Capitalized Subsequent to Acquisitions, net of Disposals		Gross Amount at Which Carried at Close of Period (a)
Description	Encumbrances	Land and improvements	Building, Improvements and Other	Land and improvements	Building, Improvements and Other	Land and improvements	Building, Improvements and Other	Total	Accumulated Depreciation	Date of Construction(b)	Date Acquired	Useful Life

Mandalay Bay(d)	c	$751,254	$1,345,112	$—	$(73)	$751,254	$1,345,039	$2,096,293	$(65,656)	1999	2/14/2020	e
MGM Grand Las Vegas	c	824,140	1,676,650	—	—	824,140	1,676,650	2,500,790	(91,576)	1993	2/14/2020	e
		$1,575,394	$3,021,762	$—	$(73)	$1,575,394	$3,021,689	$4,597,083	$(157,232)

(a)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $3.8 billion.
(b)	We have disclosed the earliest construction date of our properties as our properties have had additions, expansions, and renovations subsequent to original construction.
(c)	The assets comprising these Properties collectively secure the entire amount of our indebtedness.
(d)	Includes Mandalay Place
(e)	Depreciation is computed based on the following estimated useful lives:
	Buildings and building improvements	10 to 43 years
	Land improvements	5 to 15 years
	Integral equipment	3 to 10 years

A summary of activity for real estate and accumulated depreciation is as follows, with the real estate assets reflected as the balance as of December 31:

Real Estate:	2021	2020
Balance at beginning of the period	$4,597,156	$4,597,156
Additions	—	—
Dispositions and write-offs	(73)	—
Other	—	—
Balance at end of the period	$4,597,083	$4,597,156

Accumulated Depreciation:	2021	2020
Balance at beginning of the period	$(73,518)	$—
Depreciation expense	(83,714)	(73,518)
Dispositions and write-offs	—	—
Other	—	—
Balance at end of the period	$(157,232)	$(73,518)